April 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

RE:	NACCO Industries, Inc.
Post-effective Amendment No. 2 to Form S-4
Filed March 4, 2020
File No. 333-223504

Ladies and Gentlemen:

NACCO Industries, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 12, 2020 (the “Comment Letter”), with respect to Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”).

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Post-effective amendment No. 2 to Form S-4 filed March 4, 2020

General

1.

Please explain how you determined this transaction is eligible to be registered on Form S-4. Generally speaking, Form S-4 is available for exchange offers of shares to be issued by the registrant and is not available for resale transactions unless the shares were acquired under this Form S-4. See General Instruction A.1 to Form S-4.

Response:

Purpose of the Exchange Offers

The exchange offers contemplated by the proposed transaction represent an important source of liquidity to over 120 signatories to the Stockholders’ Agreement (as defined below) who hold shares of Class B Common (as defined below). For nearly 20 years, after initially directing the Company to use Form S-4 to register similar exchange offers, the Staff has allowed the use of Form S-4 to register similar exchange offers. This direction has provided a valuable source of liquidity to holders of Class B Common when other alternatives, including private placements and resale shelf registration statements, would not provide the same level of liquidity.

5875 Landerbrook Drive ● Suite 220 ● Cleveland, Ohio 44124-6511 ● Ph: 972.448.5463 ● john.neumann@nacoal.com

U.S. Securities and Exchange Commission

April 3, 2020

NACCO was incorporated as a Delaware corporation in 1986 in connection with the formation of a holding company structure for a predecessor corporation organized in 1913. Under the terms of the Company’s restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated stockholders’ agreement, dated September 29, 2017 (as amended from time to time, the “Stockholders’ Agreement”), shares of Class B common stock, par value $1.00 per share, of the Company (“Class B Common”) are not generally transferable. Pursuant to the terms of the Stockholders’ Agreement, to which the selling stockholders listed in the Registration Statement (the “Selling Stockholders”) are a party, and the Company’s Certificate of Incorporation, however, qualifying holders of Class B Common may transfer shares of Class B Common to the Selling Stockholders in exchange for shares of Class A common stock, par value $1.00 per share, of the Company (“Class A Common”), on a share-for-share basis. In order to qualify for such transfers, the holder must be a party to the Stockholders’ Agreement and must be permitted to transfer shares of Class B Common to the Selling Stockholders under the Company’s Certificate of Incorporation and the Stockholders’ Agreement.

The exchanges of Class A Common, which is publicly traded, for Class B Common, which is not publicly traded, as contemplated by the Registration Statement (the “proposed transactions”), are designed to provide liquidity to the qualifying holders of Class B Common. As described in the prospectus contained in the Registration Statement, the Selling Stockholders are offering to exchange shares of Class A Common with qualifying holders of Class B Common. Each exchange will result in the Selling Stockholders transferring one share of Class A Common for each share of Class B Common transferred to the Selling Stockholders. Persons who receive shares of Class A Common from the Selling Stockholders pursuant to an effective registration statement may then resell those shares of Class A Common in brokerage transactions on the New York Stock Exchange in compliance with Rule 144 under the Securities Act of 1933 (“Securities Act”), and the six-month holding period requirement of Rule 144 will not apply.

Staff Previously Requested That NACCO Use Form S-4 to Register Similar Transactions

As a threshold matter, the Company acknowledges that Form S-4 is generally available for exchange offers of shares to be issued by the registrant and is available for resale transactions only in limited circumstances. The Company’s use of Form S-4 to register the proposed transactions, however, is consistent with nearly two decades of practice that was initially based on conversations with the Staff with respect to similar transactions and registration statements filed by NACCO.

On July 13, 2001, NACCO filed a Registration Statement on Form S-3 (Registration No. 333-65134) (the “NACCO S-3”). Similar to the Company’s Registration Statement, the stockholders named in the NACCO S-3 prospectus were offering to transfer, from time to time, shares of Class A Common for shares of Class B Common. Following conversations with the Staff in late 2001 regarding the use of Form S-3 to register the proposed transactions, NACCO filed a Pre-Effective Amendment to Form S-3 filed on Form S-4 on November 15, 2001, which Form S-4 was declared effective on or prior to November 20, 2001. Since 2001, NACCO has registered similar transactions regarding the transfer of Class A Common in exchange for Class B Common via registration statements on Form S-4 or post-effective amendments thereto. In addition, Hyster-Yale Materials Handling, Inc. (“Hyster-Yale”) and Hamilton Beach Brands Holding Company (“HBBHC”), which were spun off from NACCO in 2012 and 2017, respectively, have each used registration statements on Form S-4, or post-effective amendments thereto, to register similar transactions after their spin-off dates. Accordingly, the use of Form S-4 to register the proposed transactions, which is based on prior conversations with the Staff and consistent with nearly two decades of prior practice at NACCO, eight years at Hyster-Yale and two years at HBBHC, provides an important source of liquidity for the eligible holders. Furthermore, the stockholders who participate in these types of transactions with respect to NACCO, Hyster-Yale and HBBHC, have relied on the Staff’s prior treatment

U.S. Securities and Exchange Commission

April 3, 2020

of these exchange offers when preparing estate plans, establishing trusts and making other investment decisions.

2.

Please explain why the exchange transaction is not being conducted pursuant to an exemption from registration, e.g., Section 4(a)(1-1/2) or 4(a)(7). Please also discuss why any liquidity/resale concerns for current holders of Class B shares that will receive Class A shares cannot be managed after the exchange is completed privately with a registration statement covering the resale of Class A shares.

Response:

Reliance on Available Exemptions and/or Subsequent Registration of Class A Common Would Reduce Liquidity for Qualifying Holders of Class B Common.

As discussed above, the proposed transactions are designed to provide liquidity to the qualifying holders of Class B Common. The Company believes that reliance on exemptions from registration, e.g., “Section 4(a)(1-1/2)” or Section 4(a)(7) of the Securities Act, even if available to certain parties to the Stockholders’ Agreement, would significantly reduce the willingness of such parties to engage in the proposed transactions. As a threshold matter, the exemption provided by Section 4(a)(7) is not available to some of the qualified holders, as they are not “accredited investors” (as defined in Rule 501(a)). In addition, absent a clear statutory safe harbor, the qualifying holders eligible to participate in the proposed transactions may be unwilling to rely on other possible private resale alternatives (including the “Section 4(a)(1-1/2)” alternative) given the uncertainty surrounding such non-statutory alternatives. Most importantly, however, the Company believes that the restrictions on resale under Rule 144, specifically the six-month holding period requirement of Rule 144, would significantly reduce the willingness of such holders to exchange their Class B Common for Class A Common, resulting in reduced liquidity for such holders.

The registration of the resale of Class A Common received by participating holders in exchange offers conducted pursuant to an available registration exemption is not a practical option given the nature of the proposed transactions given the amount of signatories to the Stockholders’ Agreement as noted above. Additionally, the Selling Stockholders may offer to exchange all, a portion or none of the shares of Class A Common in the proposed transactions from time to time in varying amounts. Based on historical practice at NACCO, Hyster-Yale and HBBC, the timing and amount of exchange transactions pursuant to an effective registration statement on Form S-4 in a given year, if any, occur in varying amounts and at various times depending on the particular liquidity needs of the Class B Common holders and the willingness of the particular selling stockholders to exchange shares of Class A Common. In particular, the amount of Class A Common exchanged in a given year pursuant to the Form S-4 registration statements, if any, is typically a very small fraction of the total amount of Class A Common registered. If multiple transactions with Class B Common holders occur in a given year, the Company could be asked to file multiple resale registration statements each year for participating Class B Common holders. As a result, in a given year the cost incurred in preparing and filing one or more resale registration statements to register the resale of limited amounts of Class A Common would likely be economically prohibitive for the Company. More importantly, the time incurred in preparing and filing such resale registration statements following exchanges pursuant to an available exemption would delay the ultimate resale of the Class A Common by the participating holders. The Company believes that the use of such resale registration statements would be cost prohibitive for the Company and would reduce the incentive for current eligible holders of Class B Common to participate in exchange transactions, resulting in a loss of overall liquidity for such holders.

U.S. Securities and Exchange Commission

April 3, 2020

3.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

The Company acknowledges the Staff’s comment. The Company advises the Staff that its forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware). This provision follows established Delaware legislation (see Section 115 of the General Corporation Law of the State of Delaware).

In response to the Staff’s comment, the Company will revise the disclosure to include the following language under the caption “Risk Factors” on page 2 of the Registration Statement.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the General Corporation Law of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine.

Notwithstanding the foregoing, because the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce duties or liabilities created by the Exchange Act or the rules and regulations thereunder, the exclusive forum provision does not apply to any action arising under the Exchange Act. The Securities Act creates concurrent federal and state jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act or the rules and regulations thereunder. Although the exclusive forum provision may apply, to the extent permitted by law, to Securities Act claims, there is uncertainty as to whether a court would enforce this exclusive forum provision with respect to a Securities Act claim. Neither we nor our stockholders may waive compliance with the federal securities laws or the rules and regulations thereunder. The enforceability of similar

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choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our amended and restated bylaws to be inapplicable or unenforceable.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

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In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 214-517-8134.

Sincerely,

/s/ John D. Neumann
John D. Neumann
Vice President, General Counsel and Secretary